WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate F[redacted]
Division of Corporation Finance
Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000355

SUPPL

31 December 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Mr H G Hira
Investor Relations Manager

Email: hethenh@witsgold.com

Enclosures: 1 Page

WGR - Witwatersrand Consolidated Gold Resources Limited - Dealings in Securitis by Directors.

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703

FILE No: 82-34986

Dealings in Securities by Directors

In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director:	T R Mokoena
Number of shares:	60 160
Date of transaction:	24 December 2007
Price per share:	R125.00
Value	R7 520 000
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes
Company Director:	H L M Mathe
Number of shares:	35 750
Date of transaction:	24 December 2007
Price per share:	R125.00
Value	R4 468 750
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes
Company Director:	A R Fleming
Number of shares:	100 000
Date of transaction:	24 December 2007
Price per share:	R125.00
Value	R12 500 000
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg
24 December 2007
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 24/12/2007 11:50:03 Produced by the JSE SENS Department.

2007-12-24 11:50:03 Source: JSE News Service (SENS)

END